UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of January 2011
(Commission File No. 001-34473)
Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.______________.

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant fact, dated January 25, 2011.	2
2.	Press release, dated January 25, 2011.	17

RELEVANT FACT
Further to the relevant fact communication dated January 25, 2011 (registry number 137009), in accordance with Article 82 of the Securities Market Act (Ley del Mercado de Valores), Grifols, S.A. informs that the general meeting of its shareholders was held on January 25, 2011, on second call, and in such meeting the shareholders approved all of the matters submitted for their consideration. The complete text of the proposals is attached below and can also be found on the Company’s website at (www.grifols.com).

GRIFOLS, S.A.
PROPOSED RESOLUTIONS TO BE SUBMITTED TO THE GENERAL
SHAREHOLDERS’ MEETING
(January 24/25, 2011)
First:	Increase of the Company’s share capital for a nominal amount of EUR 8,700,000 by issuing 87,000,000 new Class B non-voting shares, contemplating the possibility of incomplete subscription, with a face value of EUR 0.10 each and a share premium that will be determined by the Board of Directors, with full power of substitution in any of its members, no later than the date of execution of the resolution. The stock premium per share shall range between a minimum of EUR 3.02 and a maximum of EUR 9.17. The new shares shall be fully subscribed and paid up by means of cash contributions. Exclusion of the preferential subscription right. Amendment to article 6 of the Company’s By-Laws and inclusion of a new article 6 Bis so that the By-Laws are adapted to the new non-voting shares. Granting of powers to the Board of Directors, with full power of substitution in any of its members, so that they may determine the terms and conditions of the share increase in respect of the matters not provided by the General Shareholders’ Meeting, including the adaptation of article 6 of the Company’s By-Laws (share capital). Application to the relevant domestic and foreign authorities for the listing of the new shares on the Stock Exchange of Madrid, Barcelona, Bilbao and Valencia, as well as on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market) and on the NASDAQ.
A)	Increase of share capital
It is agreed to increase the Company’s share capital for a nominal amount of EUR 8,700,000 by issuing 87,000,000 new Class B shares, with a face value of EUR 0.10 each, all of which belong to the same class and series and are non-voting shares of the Company, with the preferential subscription rights set forth in Article 6 Bis of the Company’s By-Laws, according to what is established in section E) below.
The shares will be issued for a nominal value of EUR 0.10 plus a share premium that will be determined by the Board of Directors, with full power of substitution in any of its members, no later than the date on which the resolution to increase the share capital is passed, pursuant to article 297.1.a) of the Revised Text of the Spanish Companies Act (Texto Refundido de la Ley de Sociedades de Capital), in accordance with the procedure detailed below and with a stock premium per share that shall range between a minimum of EUR 3.02 and a maximum of EUR 9.17. Thus, the maximum issuance rate will be fixed between a minimum of EUR 3.12 and a maximum of EUR 9.27

The shares issued by virtue of this resolution will be fully paid up through cash contributions by a first rank financial institution designated by the Board of Directors of the Company or by any of its members, in the event of substitution of the former for the latter, according to what is stated in the director’s report in this respect.
B)	Incomplete Subscription
87,000,000 non-voting shares is the maximum number of non-voting shares that may be issued according to this resolution. However, the number of non-voting shares of Grifols that are finally subscribed and paid-up may be lower, according to what is stated in the director’s report in this respect.
Thus, the possibility of incomplete subscription of the share increase is expressly contemplated in accordance with what is established in article 311 of the Revised Text of the Spanish Companies Act.
C)	Procedure to determine the issue price of the shares and the issue share premium
It is agreed that, pursuant to articles 297.1a) and 505 of the Revised Text of the Spanish Companies Act, the issue price of the new shares (nominal value plus share premium) will be fixed by the Board of Directors, with full power to substitute in any of its members, at the moment the substitution power is granted, and shall be equal to the closing price of the ordinary share of Grifols on the Spanish Automated Quotation System (SIBE) on the trading day prior to the day on which the Extraordinary General Shareholders’ Meeting is held, as long as the closing price is:
(i)	higher than EUR 3.11 (net worth per share of the ordinary shares of Grifols according to the consolidated financial statements of the Company ended as at September 30, 2010). If the closing price is equal to or lower than EUR 3.11, the issue price will be EUR 3.12; and

(ii)	not higher than EUR 9.27 (quoted price of the ordinary shares of Grifols at the close of trading on June 4, 2010, the trading day prior to the day on which the transaction is made public). If the closing price is higher than EUR 9.27, the issue Price will be EUR 9.27.
The share premium of each new share will be the amount resulting from subtracting the face value of each new share (EUR 0.10) from the issue price that has been settled; therefore, the issue price of each new share shall range between a minimum of EUR 3.02 and a maximum of EUR 9.17.
Thus, the minimum issue price will be EUR 3.12, which is higher than the net worth per ordinary share of Grifols stated in the consolidated financial statements of Grifols ended as at September 30, 2010, as it is shown in the report issued by an auditor other than the auditor of Grifols appointed by the Commercial Registry, pursuant to article 303 of the Revised Text of the Spanish Companies Act. Likewise, the maximum issue price of EUR 9.27 per share results from applying the procedure described above.
D)	Exclusion of the preferential subscription right
At the shareholders’ request, the preferential subscription right is suppressed, as it is stated in the director’s report relating this issue.
E)	Amendment of the Company’s By-Laws
The General Shareholders’ Meeting resolves to immediately include the terms and conditions that govern the non-voting shares (Class B) in the By-Laws of the Company. These terms and conditions will govern the rights and obligations of such shares once issued by the Board of Directors or by any of its members, in the event of substitution of the former by the latter, in accordance with the power of substitution granted by the General Shareholders’ Meeting. Thus, articles 6 and 6 Bis will hereinafter read as follows:
“Article 6- Share Capital
1.	Shares. The share capital of the Company is 106,532,449.50 euros, represented by 213,064,899 shares, fully subscribed and paid-up, pertaining to two separate classes:

1.1.	213,064,899 shares pertaining to Class “A”, having a nominal value of 0.50 euros each, all of which belong to the same class and series, and being the ordinary shares of the Company (the “Class A Shares”); and

1.2.	0 shares pertaining to Class “B”, having a nominal value of 0.10 euros each, all of which belong to the same class and series, and being non-voting shares of the Company with the preferential rights set forth in Article 6 Bis of these By-Laws (the “Class B Shares” and, together with the Class A Shares, the “shares”).

2.	Form of representation. The shares are represented in book-entry form and are governed by the Securities Market Act (Ley del Mercado de Valores) and such other provisions as may be applicable. The book-entry registry shall be maintained by the Sociedad de Gestión de los Sistemas de Registro, S.A. (Iberclear) and its participant entities.
Article 6 Bis.- Terms and conditions of the Class B Shares

1.	General
Each Class B Share shall be treated in all respects, in spite of having a lower nominal value, as being identical to one Class A Share, and Class B Shares shall not be subject to discriminatory treatment relative to the Class A Shares, except that the Class B Shares (i) are not entitled to voting rights; and (ii) have the preferred dividend, liquidation preference and other rights set forth in this Article 6 Bis.
The right of each Class B Share to the dividends and other allocations and distributions other than the Preferred Dividend and the preferential subscription right (derecho de suscripción preferente) and the free allotment right (derecho de asignación gratuita de acciones) of each Class B Shares are the ones set forth in paragraphs 3.1 and 6.1 of this Article 6 Bis and are equal to those of a Class A Share, in spite of the nominal value of a Class B Share being lower than the nominal value of a Class A Share, as permitted by Articles 98 to 103 and 498 to 499 of the Spanish Companies Law (Ley de Sociedades de Capital).
2.	Preferred Dividend

2.1.	Calculation. Each Class B Share entitles its holder to receive a minimum annual preferred dividend out of the distributable profits for each year at the end of which it is still in issue (the “Preferred Dividend” and each fiscal year in respect of which the Preferred Dividend is calculated, a “Calculation Period”) equal to 0.01 euros per Class B Share.

2.2.	Preference. The Company shall pay the Preferred Dividend on the Class B Shares for a Calculation Period before any dividend out of distributable profits obtained by the Company during such Calculation Period is paid on the Class A Shares.

2.3.	Accrual. Payment. Non-cumulative nature.
(A)	The Preferred Dividend on all the Class B Shares in issue at the end of the Calculation Period shall be paid by the Company to the holders of the Class B Shares within the nine months following the end of such Calculation Period in the amount such aggregate Preferred Dividend does not exceed the distributable profits obtained by the Company during such Calculation Period.

(B)	If during a Calculation Period the Company has not obtained sufficient distributable profits to pay in full, out of distributable profits obtained by the Company during such Calculation Period, the Preferred Dividend on all the Class B Shares in issue for such Calculation Period, the part of the aggregate Preferred Dividend that exceeds the distributable profits obtained by the Company during such Calculation

Period shall be neither paid nor accumulated as dividend payable in the future..
2.4.	Voting rights in case of non-payment of the Preferred Dividend. Lack of payment, total or partial, of the Preferred Dividend during a Calculation Period due to the Company not having obtained sufficient distributable profits to pay in full the Preferred Dividend for such Calculation Period, shall not cause the Class B Shares to recover any voting rights.

3.	Other Dividends

3.1.	Each Class B Share entitles its holder to receive, in addition to the Preferred Dividend, the same dividends and other distributions (in each case, whether in cash, securities of the Company or any of its subsidiaries, or any other securities, assets or rights) as one Class A Share and, therefore, each Class B Share shall be treated as one Class A Share for purposes of any dividends and other distributions made on Class A Shares, including as to the timing of the declaration and payment of any such dividend or distribution..

4.	Redemption rights

4.1.	Redemption event. Each Class B Share entitles its holder to have it redeemed as set forth in this section 4 if a tender offer for all or part of the shares in the Company is made and settled (in whole or in part) except if holders of Class B Shares have been entitled to participate in such offer and have their shares acquired in such offer equally and on the same terms as holders of Class A Shares (including, without limitation, for the same consideration) (each such a tender offer, a “Redemption Event”).

4.2.	Maximum number of shares of Class B Shares to be redeemed in a given Redemption Event. Notwithstanding the foregoing, Class B Shares redeemed following a given Redemption Event shall not represent a percentage over the total Class B Shares in issue at the time the tender offer causing that Redemption Event is made in excess of the percentage that the sum of Class A Shares (i) to which the offer causing the Redemption Event is addressed; (ii) held by the offerors in that offer; and (iii) held by persons acting in concert with the offerors or by persons having reached an agreement relating to the offer with the offerors represent over the total Class A Shares in issue at the time the tender offer causing that Redemption Event is made.

In the event that due to the application of the limit referred above not all Class B Shares in respect of which the redemption right has been exercised in connection with a Redemption Event may be redeemed, the Class B Shares of each holder to be redeemed shall be reduced relative to the number of Class B Shares in respect of which such holder has exercised the redemption rights so that the above referred limit is not exceeded.
4.3.	Redemption Process. Upon the occurrence of a Redemption Event,
(A)	Announcement: The Company shall, for informational purposes only, and within 10 days of the date on which a Redemption Event occurs, publish in the Commercial Registry Gazette, the Spanish Stock Exchanges Gazette and in at least two of the newspapers with widest circulation in Barcelona an announcement informing the holders of Class B Shares of the occurrence of a Redemption Event and the process for the exercise of the redemption right in connection with such Redemption Event.

(B)	Exercise by holders: Each holder of Class B Shares shall be entitled to exercise its redemption right for two months from the first date of settlement of the offer causing the Redemption Event by notifying their decision to the Company. The Company shall ensure that the notification of exercise of the redemption right may be made through the systems of the Spanish Central Securities Depository (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.) (Iberclear).

(C)	Price: The redemption price to be paid by the Company for each Class B Share for which the redemption right has been exercised shall be the sum of (i) the amount in euros of the highest consideration paid in the offer causing the Redemption Event plus (ii) interest on the amount referred to in (i) from the date the offer causing the Redemption Event is first settled until the date of full payment of the redemption price, at rate equal to one year Euribor plus 300 basis points.

For purposes of the previous paragraph, the amount in euros corresponding to any non-cash consideration paid in the offer causing the Redemption Event shall be the market value of such non-cash consideration as at the date the offer causing the Redemption Event is first settled. The calculation of such market value shall be supported by at least two independent experts designated by the Company from auditing firms of international repute.

(D)	Formalization of the Redemption: The Company shall, within 40 days of the date on which the period for notification of the exercise of redemption rights following a Redemption Event lapses, take all the necessary actions to (a) effectively pay the redemption price for the Class B

Shares in respect of which the redemption rights has been exercised and complete the capital reduction required for the redemption; and (b) reflect the amendment to Article 6 of these By-Laws deriving from the redemption. In this respect, the Directors of the Company are hereby authorized and obligated to take all such actions, including (a) completing the capital reduction required for the redemption; (b) the granting of the relevant public deeds and registration with the Commercial Registry of the changes in Article 6 of these By-Laws deriving from the redemption of Class B Shares; (c) the formalization of the amendment of the book-entries in the book-entry registry; (d) and the making of the relevant filings and requests with any other persons, including the Spanish Central Securities Depository (la Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.) (Iberclear), the Spanish Stock Exchanges, The Spanish Securities Exchange Commission and the Commercial Registry.
4.4.	Effect on Dividends. After a Redemption Event occurs and until the redemption price for the Class B Shares in respect of which the redemption right has been exercised has been paid in full, the Company shall not be able to declare or pay any dividends nor any other distributions to its shareholders (in each case, whether in cash, securities of the Company or any of its subsidiaries, or any other securities, assets or rights).

5.	Preferential liquidation rights

5.1.	Each Class B Share entitles its holder to receive, upon the winding-up and liquidation of the Company, an amount (the “Liquidation Preference”) equal to the sum of (i) the nominal value of such Class B Share, and (ii) the share premium paid up for such Class B Share when it was subscribed for.

5.2.	The Company shall pay the Liquidation Preference on the Class B Shares before any amount on account of liquidation is paid on the Class A Shares.

5.3.	Each Class B Share entitles its holder to receive, in addition to the Liquidation Preference, the same amount on account of liquidation as one Class A Share.

6.	Other rights

6.1.	Subscription rights.

Each Class B Share entitles its holder to the same rights (including preferential subscription right (derecho de suscripción preferente), and the free allotment right (derecho de asignación gratuita) as one Class A share in connection with any issuance, granting or sale of (i) any shares in the Company, (ii) any rights or other securities exercisable for or exchangeable or convertible into shares in the Company or (iii) any options, warrants or other instruments giving the right to the holder thereof to purchase, convert, subscribe or otherwise receive any securities in the Company.
As exceptions to the foregoing,
(A)	the preferential subscription right and the free allotment right of the Class B Shares shall be only over new Class B Shares, and the preferential subscription right and the free allotment right of a Class A Share shall be only over new Class A Shares in each capital increase which meets the following three requirements (i) entail the issuance of Class A Shares and Class B Shares in the same proportion as Class A Shares and Class B Shares represent over the share capital of the Company at the time the resolution on the capital increase is passed; (ii) grants preferential subscription rights or free allotment rights, as applicable, to the Class B Shares over the Class B Shares being issued in the capital increase in the same terms as preferential subscription rights or free allotment rights, as applicable, are granted to the Class A Shares over the Class A Shares being issued in the capital increase; and (iii) in which no other shares or securities are issued; and

(B)	likewise, the preferential subscription right and the free allotment right of a Class B Share shall be only over instruments giving the right to purchase, convert, subscribe or otherwise receive Class B Shares and the preferential subscription right and the free allotment right of a Class A Share shall be only over instruments giving the right to purchase, convert, subscribe or otherwise receive Class A Shares in each issuance which meets the following three requirements (i) entail the issuance of instruments giving the right to purchase, convert, subscribe or otherwise receive Class A Shares and instruments giving the right to purchase, convert, subscribe or otherwise receive Class B Shares in the same proportion as Class A Shares and Class B Shares represent over the share capital of the Company at the time the resolution on the capital increase is passed; (ii) grants preferential subscription rights or free allotment rights, as applicable, to the Class B Shares over the instruments giving the right to purchase, convert, subscribe or otherwise receive Class B Shares being issued in such issuance in the same terms as preferential subscription rights or free allotment rights, as applicable, are granted to the Class A

Shares over the instruments giving the right to purchase, convert, subscribe or otherwise receive Class A Shares being issued in such issuance; and (iii) in which no other shares or securities are issued.
6.2.	Separate vote at the general shareholders meeting on Extraordinary Matters. Without prejudice and in addition to the rights provided in Article 103 of the Companies Law [Ley de Sociedades de Capital] but also in order to protect Class B Shares, resolutions of the Company on the following matters (the “Extraordinary Matters”) will require, in addition to the resolution being approved pursuant to Article 17 of these By-Laws, the approval of a majority of Class B Shares then in issue:
(A)	Any resolution (i) authorizing the Company or any subsidiary of the Company to repurchase or acquire any Class A Shares in the Company, except for pro rata repurchases available equally to holders of Class B Shares on the same terms and at the same price as offered to holders of Class A Shares or (ii) approving the redemption of any shares in the Company and any share capital reductions (through repurchases, cancellation of shares or otherwise) other than (a) those redemptions mandatory by law and (b) those redemptions which affect equally Class A Shares and Class B Shares and in which each Class B is treated equally and on the same terms as one Class A Share in such transaction;

(B)	Any resolution approving the granting or sale (or authorizing the Board of Directors of the Company to issue, grant or sell) (i) any shares in the Company, (ii) any rights or other securities exercisable for or exchangeable or convertible into shares in the Company or (iii) any options, warrants or other instruments giving the right to the holder thereof to purchase, convert, subscribe or otherwise receive any securities in the Company, except, for (i), (ii) and (iii), (A) if each Class B Share is treated equally as one Class A Share in the relevant issuance, grant or sale and, therefore, has preferential subscription or allotment rights in the relevant issuance, grant or sale to the same extent, if any, as a Class A Share or (B) if the issuance is made in accordance with section 6.1;

(C)	Any resolution approving unconditionally or not (i) a transaction subject to Law 3/2009 (including, without limitation, a merger, split-off, cross-border redomiciliation or global assignment of assets and liabilities), except if in such transaction each Class B Share is treated equally as one Class A Share in all respects; or (ii) the dissolution or winding-up of the Company, except where such resolution is mandatory by law;
(D)	Any resolution for the delisting from any stock exchange of any shares of the Company; and

(E)	Generally, any resolution and any amendment of the Company’s By-Laws which directly or indirectly adversely affects the rights, preferences or privileges of the Class B Shares (including any resolution that adversely affects the Class B Shares relative to the Class A Shares or that positively affects the Class A Shares relative to the Class B Shares, or that affects the provisions in these By-laws relating to the Class B Shares).
The general shareholders’ meeting has the power to decide on all matters assigned to it by the law or these By-laws and, in particular, without limitation to the foregoing, shall be the only corporate body or office entitled to decide on the matters considered “Extraordinary Matters” in this Article of the By-laws.

6.3.	Other rights. The Class B Shares shall have the other rights provided for them in Articles 100, 102 and 103 of the Companies Law [Ley de Sociedades de Capital] and, except as set forth in this Article 6° Bis and in Articles 100, 102 and 103 of the Companies Law [Ley de Sociedades de Capital], each Class B Share entitles its holder to the same rights as one Class A Share (including the right to attend all general shareholders meetings of the Company, the right to information on the Company and the right to challenge resolutions of the Company)
Once the Board of Directors, or any of its members, in the event of substitution of the former for the latter, exercises the powers vested in it according to section H) below, Article 6 of the Company’s By-Laws will be deemed to be modified as set out above, without prejudice to the Board of Directors or any of its members, in the event of substitution of the former for the latter, modifying, if necessary, the number of Class B shares in accordance with the result of the capital increase and, therefore, the aggregate number of shares and the Company’s capital.
F) Rights of the new shares
The new shares entitle their holders, from the date on which the share increase is fully subscribed and paid up by the Board of Directors or, as the case may be, by any board member to whom the Board of Directors have granted such power, to have the same rights established for Class B shares in the Company’s By-Laws. In particular, the acquirers of the new shares are entitled to receive, according to the Company’s By-Laws, any amount paid from dividends or extra dividends on the aforementioned date to the Company’s shareholders that are or will be shareholders on such date or on a later date.
G) Information available to the shareholders
This resolution has been adopted after the proposed resolution and the report issued by the Board of Directors has been made available to the shareholders, pursuant to the Revised Text of the Spanish Companies Act. Likewise, the auditor’s report issued by an auditor other than the auditor of the Company appointed by the Commercial Registry has been also made available to the shareholders.
H) Granting of powers to the Board of Directors
The Board of Directors, with full power of substitution in any of its members, is hereby empowered to, within a maximum term of one (1) year calculated from the date this resolution is passed, set a date for the share increase, determine the terms and conditions of the share increase in respect of those matters not provided by the General Shareholders’ Meeting and establish the issue price of the shares (nominal value plus share premium) in accordance with the procedure established in section C) above, as well as to amend the wording of article 6 of the Company’s By-Laws (share capital) so that it reflects the new number and type of shares issued and, for such purposes, to perform such other acts as may be necessary so that the share increase is duly registered with the Commercial Registry.
This resolution will be deemed to be null and void in the event that the share capital is not executed within a year-term from the date the resolution is passed in accordance with what is stated in the director’s report relating this issue.
I) Application for the listing of the new shares
It is hereby agreed that an application for the listing of the new Class B Shares will be submitted to the Stock Exchange of Madrid, Barcelona, Bilbao and Valencia, to the Spanish Automated Quotation System (Sistema de Interconexión Bursátil — SIBE/ Continuous Market) and, through American Depositary Shares (ADS), to the National Association of Securities Dealers Automated Quotation (NASDAQ), and that the necessary actions will be performed and the correspondent documents will be filed with the stock exchange agencies mentioned above so that the new shares resulting from the share increase are duly listed. It is expressly agreed that Grifols will observe all existing and future rules and regulations in connection with the stock exchange and, specifically, those regulations regarding trading on, permanence in and delisting of shares from the stock exchange. The Board of Directors is empowered, with full power of substitution in any of its members, so that, once the share increase resolution is executed, the Board of Directors may file the corresponding applications, prepare and submit the necessary documents on the terms deemed appropriate and perform any actions as may be convenient in connection with the share increase.
Likewise, it is agreed that the new shares will be recorded in the accounting records of the Spanish Central Securities Depository (Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U — Iberclear), and the Board of Directors empowered, with full power of substitution in any of its members, so that it may perform the necessary actions for the above purposes.
Second:	Appointment of board members. Increase of the number of members of the Board of Directors.

According to the agreement for the acquisition of Talecris Biotherapeutics Holdings Corp. (the “Acquisition Agreement”), Grifols undertakes to appoint two (2) new members on the Board of Directors, which will be designated by Talecris Biotherapeutics Holdings Corp. Although the appointment will be made by the General Shareholders’ Meeting, the Acquisition Agreement established that the board members would not accept their appointment until the Transaction was concluded.

Pursuant to article 16.2 of the General Shareholders’ Meeting Regulations, the appointment of the following board members will be separately voted:
A)	Appointment of Mr. Steven F. Mayer

It is resolved to appoint Mr. Steven F. Mayer as director for a term of five (5) years in accordance with the Company’s By-Laws.

It is expressly stated that, according to the Appointment and Retribution Committee, this director is expected to be regarded as an independent director.

B)	Appointment of Mr. Brett W. Ingersoll

It is resolved to appoint Mr. W. Brett Ingersoll as director for a term of five (5) years in accordance with the Company’s By-Laws.

It is expressly stated that, according to the Appointment and Retribution Committee, this director is expected to be regarded as an independent director.

C)	Increase of the number of members of the Board of Directors

Previously to the appointment of said directors, Grifols Board of Directors was formed by nine (9) members. However, there was a vacancy as of 1 January 2010 due to the resignation of the director Mr. Christian Purslow. Consequently, according to the referred new appointment of directors, it is agreed to increase the number of members of the Board of Directors, which, hereinafter, shall be formed by ten (10) directors.
Third:	Authorisation for the derivative acquisition of treasury stock, revoking and invalidating the preceding authorisation agreed by the General Meeting on June 21, 2010

To authorise the Board of Directors of the company to acquire its own shares or subscription rights by sale, exchange, allotment of shares or any other procedure established by law, whether directly or through its subsidiaries, within the limits and subject to the requirements set forth below:
(i)	That as long as there exist Class B shares, the acquisition shall be made pro rata between Class A shares and Class B shares for the same price and under the same terms and conditions.

(ii)	That the face value of the shares acquired, in addition to those already held by the Company or its subsidiaries, shall not exceed 10% of the share capital of the Company.

(iii)	That the acquisition of the shares of treasury stock by the Company, including the shares that the Company or any person acting in his/her own name but on behalf of the Company had previously acquired, shall not cause the Company’s net equity to be lower than the share capital plus the unavailable reserves required by law or the by-laws.

(iv)	That the shares purchased shall be totally paid-in.

(v)	That the maximum purchase price shall be the price established for Class A shares on the stock market the day the purchase is made or, as the case may be, the one permitted by the National Securities Market Commission (Comisión Nacional del Mercado de Valores). The minimum purchase price shall be 100 per cent of the face value of each Class A share.

(vi)	The present authorisation shall be granted for a maximum period of five years.

(vii)	The acquired shares may be given to the personnel or directors of the Company, either directly or by exercising the pre-emption rights.
To revoke and invalidate the authorisation for acquiring the Company’s own shares agreed by the General Shareholders’ Meeting on June 21, 2010.
Fourth:	Granting of powers of attorney to execute and formalise the resolutions passed by the General Meeting

To empower all the members of the Board of Directors as well as the non-directors Secretary and Vice-Secretary so that any of them, individually, may execute and raise to the status of public document the resolutions passed by the General Meeting, with faculties to amend, correct or clarify such resolutions according to the written or spoken report issued by the Commercial Registry and with the sole purpose of registering such resolutions with the aforementioned Registry, being further empowered, if applicable, to request the partial registration of such resolutions. This authorization also includes the faculty to sign any public or private documents necessary for the execution, development and formalization of any of the resolutions passed by the Meeting without limitation.
*     *     *

Grifols holds its Extraordinary General Shareholders’ Meeting with more than 73% of its share capital represented
Grifols’ shareholders approve the issue of non-
voting shares required to complete the
acquisition of Talecris
•	The proposed resolution to appoint two new members to the Board of Directors of Grifols was ratified, as well as the resolution to exclude preferential subscription rights.
•	This Extraordinary General Shareholders’ Meeting means the fulfillment of another precondition needed to close the operation within the initially scheduled calendar.
•	The proposed acquisition is pending authorization from the U.S. competition authority (FTC).
Barcelona, January 25, 2011.- Grifols, the Spanish holding company specializing in the pharmaceuticals and hospitals sector, and one of the world’s leading firms in the manufacture of haemoderivatives, held its Extraordinary General Shareholders’ Meeting on second call, in order to address and submit for approval of its shareholders some of the procedures required to complete the purchase of Talecris. 996 shareholders were represented, holding 156.4 million shares with voting rights, equivalent to 73.5% of the company’s share capital. Votes representing 71.9% of the share capital were delegated to the Board of Directors, thereby ratifying shareholder support for all the items included on the agenda with regard to the transaction.
Particular mention should be made to the approval of the planned share capital increase for a nominal amount of 8.7 million Euros. This will be achieved by issuing and releasing a maximum of 87 million non-voting shares (Class B) at a total price of 9.27 Euros per share (0.10 Euros par value plus 9.17 Euros share premium per share).

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These newly issued non-voting Grifols’ shares are part of the total consideration anticipated in the agreement to acquire Talecris. The price to be paid by Grifols for each Talecris share will amount to 0.641/0.64851 non-voting Grifols’ shares and 19 US dollars in cash, for which, all the funding required has already been raised.
On the basis of the definitive issue price fixed by the Board of Grifols in 9.27 Euros per share, and the dollar-euro exchange rate (1.2060 USD = 1 EUR) set by the European Central Bank (ECB) on 4 June 2010, the sum total of the monetary price and the price in shares amounts to 21.77 Euros (26.25 US dollars) per Talecris share for those shareholders with an Exchange Ratio equal to 0.6485, and 21.70 Euros (26.17 US dollars) per share for those shareholders with an Exchange Ratio equal to 0.641.
The newly issued non-voting shares in Grifols will be listed in Spain and on NASDAQ in the form of ADS’s (American Depositary Shares). Besides having the same dividend and same financial rights as ordinary shares, they have additional rights which were also ratified, such as a preference dividend of 0.01 Euros per share. Grifols’ shareholders also ratified the proposal to waive their preferential subscription rights, as the newly issued shares are part of the payment made for Talecris, and the proposal to increase the number of members on the Board of Directors. The members appointed by Talecris to take up the two additional positions on the Grifols board will be Steven F. Mayer and W. Brett Ingersoll. Both have been members of the Talecris Board of Directors since April 2005.
This Extraordinary General Shareholders’ Meeting means the fulfillment of another precondition needed to close the operation in line with the initially scheduled calendar. In this regard the proposed acquisition of Talecris has already been approved by the Spanish and German competition authorities among others, although it is still awaiting authorization from the U.S. authority (FTC).
Clear confidence in the management team as shareholders ratify the operation
The growth strategy so far pursued by Grifols over recent years has received the unanimous trust and support of the group’s investors and shareholders. This has positioned Grifols as one of the world’s leading companies in the haemoderivatives sector, expanding its presence in the United States and driving the group’s internationalization, currently present in 90 countries, and with fully owned commercial subsidiaries in 23 countries.

[1]	The Share Exchange Ratio will differ based on the identity of the Talecris shareholder when the transaction is closed, and will be equal to 0.6485 generally speaking, and 0.641 if the holder is Talecris Holdings, LLC, or a Talecris director. This exchange ratio corresponds to a settlement agreement signed on 29 October 2010 that put an end to the Class Action brought by certain Talecris shareholders in the State of Delaware against Talecris and Grifols, among others. As a result of the settlement agreement, appraisal rights were granted to those Talecris shareholders who requested so, and Grifols agreed to raise the maximum number of shares to be issued by 500,000, from 86,500,000 to 87,000,000.

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It has also resulted in the implementation of a vertically integrated business model, where the sourcing of plasma as a raw material, the fractionation and purification production processes and the sale of haemoderivatives are fully controlled by Grifols, in accordance with the strictest quality and safety standards.
The culmination of the proposed acquisition of Talecris would consolidate Grifols as the world’s third-largest producer of plasma products, significantly expanding its presence in the United States. Among other aspects, it will increase product availability in the market to the benefit of patients, through higher collection capacity and plasma fractionation, as well as with complementary R&D projects. Estimated operational synergies have been valued at approximately 230 million dollars per annum in addition to other synergies related to the reorganization of capital investments (CAPEX), working capital, etc.
Grifols expects to gradually reduce its net financial debt/ EBITDA ratio, achieving levels similar to the current ones by the end of 2014, as a consequence of significant increases in short-term cash flows and of expected synergies. While it is expected that following the closing of the operation net financial debt over EBITDA will be around 5x, this ratio should gradually be reduced to approximately 3x EBITDA by the end of 2012, and below 2x by the close of 2014, even while the main investment programs are maintained,
About Grifols
Grifols is a Spanish holding company specialized in the pharmaceutical-hospital sector and is present in more than 90 countries. Since 2006, the company has been listed on the Spanish Stock Exchange (“Mercado Continuo”) and is part of the Ibex-35 since 2008. Currently it is the first company in the European sector in plasma derivatives and the fourth in production worldwide. In upcoming years, the company will strengthen its leadership in the industry as a vertically integrated company, thanks to recent planned investments. In terms of raw materials, Grifols has ensured its plasma supply with 80 plasmapheresis centers in the United States and in terms of fractionation, its plants in Barcelona (Spain) and Los Angeles (United States) will allow the company to respond to the growing market demand. Nevertheless, the company is preparing for sustained growth in the following 8-10 years and has launched an ambitious investment plan.
Disclaimer
This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of Talecris will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of Talecris; the risk that customer retention and revenue expansion goals for the Talecris transaction will not be met and that disruptions from the Talecris transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of and Talecris’s Quarterly Report on Form 10-Q for the

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quarter ended March 31, 2010 filed with the Securities and Exchange Commission. Neither Grifols nor Talecris assume any obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law. Forward-looking statements are not guarantees of future performance. They have not been reviewed by the auditors of Grifols.
The proposed merger transaction involving Grifols and Talecris will be submitted to the stockholders of Talecris for their consideration. In connection with the proposed merger, Grifols will file with the SEC a registration statement on Form F-4 that will include a joint proxy statement/prospectus of Grifols and Talecris. Talecris will mail the joint proxy statement/prospectus to its stockholders. Talecris urges investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information regarding Grifols, Talecris and the proposed business combination. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Talecris, without charge, at the SEC’s website (http://www.sec.gov). You may also obtain these documents, without charge, from Talecris’s website, http://www.talecris.com, under the tab “Investor Relations” and then under the heading “Financial Information and SEC Filings”. Grifols will also file certain documents with the Spanish Comision Nacional del Mercado de Valores (the “CNMV”) in connection with its shareholders’ meeting to be held in connection with the proposed business combination, which will be available on the CNMV’s website at www.cnmv.es.
Grifols, Talecris and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Grifols and Talecris in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Grifols and Talecris in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Talecris’s executive officers and directors in its Form S-1/A filed with the SEC on September 11, 2009. You can obtain free copies of this document from Talecris’s website.
This press release is not an offer to sell or the solicitation of an offer to buy common stock, which is made only pursuant to a prospectus forming a part of a registration statement, nor shall there be any sale of common stock in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the securities laws of any such state. The Grifols shares have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This document does not constitute an offer or invitation to purchase or subscribe shares, in accordance with the provisions of the Spanish Securities Market Law (Law 24/1988, of July 28, as amended and restated from time to time), Royal Decree-Law 5/2005, of March 11, and/or Royal Decree 1310/2005, of November 4, and its implementing regulations.

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.
By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory
Date: January 26, 2011